EXHIBIT I-1

                            UNITED STATES OF AMERICA
                                   Before the
                       SECURITIES AND EXCHANGE COMMISSION
                                    under the
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


(Release No. 35-_______; 70-________)               ______________,  2001

____________________________________
In  the  Matter  of                 )
                                    )
Energy East Corporation, et al.     )
P.O.  Box  12904                    )
Albany, New York 12212-2904         )
____________________________________)

     NOTICE IS HEREBY GIVEN that Energy East Corporation ("Energy East"), P.O. Box 12904, Albany, New York 12212-2904, a New York corporation and a public utility holding company registered under Section 5 of the Public Utility Holding Company Act of 1935 (the "Act") and RGS Energy Group, Inc. ("RGS"), a New York corporation and an exempt public utility holding company, 89 East Avenue, Rochester, New York 14649, (collectively, the "Companies"), have filed with this Commission an Application/Declaration pursuant to Sections 9(a)(2) and 10 of the Act. The Companies request an order of the Commission authorizing Energy East to acquire all of the issued and outstanding common shares of RGS, pursuant to which proposed transaction, RGS would become a direct subsidiary of Energy East (the "Merger"). The Companies also seek approvals in connection with (i) the operation of Energy East as a combination electric and gas utility holding company; (ii) the acquisition by Energy East of the non-utility activities, businesses and investments of RGS; (iii) the acquisition by RGS of the common stock of New York State Electric & Gas Corporation ("NYSEG"), a public utility subsidiary of Energy East; (iv) the acquisition by Eagle Merger Corp. ("Eagle") of RGS; (v) the acquisition of shares of Eagle by Energy East; (vi) the retention by Energy East of RGS as an intermediate holding company; and (vii) the exemption of RGS from all provisions of the Act except for Section 9(a)(2).

     Energy East currently holds, directly or indirectly, in excess of 5% of the voting securities of eight public utility companies as defined under the Act:
(1) NYSEG; (2) Central Maine Power Company ("Central Maine Power"); (3) Maine Electric Power Company, Inc. ("MEPCo") (78.3% voting interest held by Central Maine Power); (4) NORVARCO (50% partnership interest in Chester SVC Partnership, an electric utility company under the Act); (5) Maine Natural Gas, L.L.C.; (6) Connecticut Natural Gas Corporation ("CNGC"); (7) The Berkshire Gas Company and
(8) The Southern Connecticut Gas Company (collectively the "Energy East Utility Subsidiaries"). The Energy East Utilities Subsidiaries serve approximately 1,410,000 electricity customers and 616,000 natural gas customers in New York, Massachusetts, Connecticut, Maine and New Hampshire. Energy East's common stock is publicly traded on the New York Stock Exchange under the symbol "EAS." In


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2000,  approximately  68  percent of Energy East's operating revenue was derived from electricity deliveries, while approximately 26 percent of its operating revenue was derived from natural gas deliveries.

     Energy East also has a number of direct and indirect subsidiaries that are not "public utility companies" under the Act. Energy East's direct non-utility subsidiaries are: (1) Berkshire Energy Resources, the parent of Berkshire Gas Company; (2) CMP Group, Inc., whose subsidiaries include Central Maine Power and Mainecom Services, a telecommunications service provider; (3) Connecticut Energy Corporation, the parent of Southern Connecticut Gas Company; (4) CTG Resources, Inc., the parent of CNGC; (5) The Energy Network, Inc., whose subsidiaries focus on peaking generation, energy services and telecommunications; (6) Energy East Enterprises, Inc., which owns natural gas distribution companies and is developing gas storage in upstate New York; and (7) Energy East Management Corporation, a management services company; and (8) Energy East Capital Trusts I and II, statutory business trusts.

     RGS is the parent company of Rochester Gas & Electric Corporation ("RG&E"), a gas and electric utility serving upstate New York. RGS is a public utility holding company by virtue of its owning all of the common shares of stock of RG&E, a public utility company as defined in the Act. RGS, through its subsidiaries, is an energy generation and delivery, products and services company with operations in New York. RGS common stock is publicly traded on the New York Stock Exchange under the symbol "RGS." RGS is currently exempt from all provisions of the Act, except Section 9(a)(2), under Section 3(a)(2) of the Act and Rule 2 thereunder.

     RG&E is engaged principally in the business of generating, purchasing, transmitting and distributing electricity, and purchasing, transporting and distributing natural gas. RG&E provides delivery service to approximately 345,000 electric customers and 293,000 natural gas customers. During 1998 through 2000, approximately 71% of RG&E's operating revenue was derived from electric service, with the balance derived from natural gas service. RGS also holds a number of direct and indirect subsidiaries that are not "public utility companies" under the Act, including: Energetix, Inc., a wholly-owned subsidiary of RGS, which offers electricity and natural gas services to retail customers throughout New York State; Griffith Oil Co., Inc., an oil and propane distribution company in New York State; Avrimac, which through its subsidiaries, sells propane and a limited selection of electric and gas appliances in Western and Central New York; and RGS Development Corporation, which pursues unregulated business opportunities in the energy marketplace.

     Pursuant to an Agreement and Plan of Merger, dated as of February 16, 2001, RGS will be merged with and into Eagle, a New York corporation, which will be a wholly-owned subsidiary of Energy East at the effective time of the Merger, with Eagle being the surviving corporation. Eagle will continue to conduct RGS's businesses under the name "RGS Energy Group, Inc." as a direct, wholly-owned subsidiary of Energy East. Subject to regulatory and shareholder approval, Energy East will purchase all common shares of RGS for approximately $39.50 in cash per share, Energy East common stock or a combination of cash and Energy East common stock. Energy East will also assume approximately $1.0 billion of RGS debt.

     As a result of these transactions, RGS will become a direct subsidiary of Energy East. RG&E and the non-regulated subsidiaries of RGS will continue as


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subsidiaries  of  RGS  and will become indirect subsidiaries of Energy East.  As soon as practicable after the effective time of the Merger, Energy East will transfer all of NYSEG's common stock to RGS, so that NYSEG and RG&E can be operated under a combined management structure.

     The shareholders of RGS approved their Merger with Energy East at a meeting held on June 15, 2001. The Companies have either submitted, or will submit shortly, applications requesting approval of the proposed Merger and/or related matters to the appropriate New York and federal regulators. The Companies believe that their combination will provide benefits to the public, investors and consumers, and that the Merger will meet all applicable standards under the Act. Among other benefits, the Companies estimate total cost savings resulting from joint management of procurement, information technology and other administrative and general areas at approximately $50 million per year, with an anticipated total of approximately $533 million of estimated net cost savings over the ten-year period 2002-2011.

     The combination of NYSEG and RG&E electric operations will result in a single, integrated electric utility system. NYSEG and RG&E have adjacent electric service territories that are physically interconnected at eight locations. Integration of this system is further supported by NYSEG's and RG&E's membership in the New York ISO ("NYISO"), as well as by NYSEG's, RG&E's and Central Maine Power's participation in interconnected ISOs (NYISO and ISO-New England). Further, the combination of Energy East's current gas system with the gas operations of RG&E will result in a single, integrated gas utility system. Accordingly, the Companies request the Commission to find that the new Energy East electric system will be the primary integrated public utility system for purposes of Section 11(b)(1) and the new Energy East gas system is a permissible additional system under Section 11(b)(1)A-C.

     The Application/Declaration and any amendments thereto are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by _________, 2001 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on Energy East at the address specified above. Proof of service (by affidavit or, in case of attorney at law, by certificate) should be filed with the request. Any request for a hearing must identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the Application/Declaration, as filed or as it may be amended, may be granted and/or permitted to become effective.

     For the Commission, by the Division of Investment Management pursuant to delegated authority.

                                             Jonathan  G.  Katz
                                             Secretary


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